March 30, 2023

VIA EDGAR

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Pre-Effective Amendment to Registration Statement on Form N-2 for Eaton Vance Senior Floating-Rate Trust (the “Fund”) (File Nos.: 333-266343; 811-21411)

Dear Mr. Rosenberg:

This letter responds to comment(s) you provided to the undersigned via telephone on March 23, 2023, on the Fund’s Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 filed on March 2, 2023 (Accession No. 0000940394-23-000428) with respect to the proposed offering by the Fund of additional shares of common stock, par value $0.01 per share (the “Common Shares”), on a continuous or delayed basis in reliance on Rule 415 under the 1933 Act (the “Shelf Registration Statement”) and in connection with the correspondence filed on March 21, 2023.

We have reproduced the comment(s) below and immediately thereafter provided the Fund’s response. The Fund’s responses will be reflected in the definitive filing to the Fund’s Shelf Registration Statement. The Registrant seeks effectiveness of the filing no later than March 31, 2023 or as soon as possible thereafter. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Shelf Registration Statement.

  Comment:

In the Fund’s Summary of Trust Expenses, please reflect the interest payments on borrowed funds, which are expected to be paid in the current fiscal year.

Response:

The requested change will be made. As shown below, the Fund will (i) restate the line item relating to interest payments on borrowed funds based on borrowings and the interest rate as of the Fund’s fiscal year-end and include clarifying disclosure in the related footnote; and (ii) update the expense example accordingly:

Summary of Trust Expenses

The purpose of the table below is to help you understand all fees and expenses that you, as a holder of Common Shares (“Common Shareholder”), would bear directly or indirectly. The table reflects the issuance of preferred shares and borrowings, and shows Trust expenses as a percentage of net assets attributable to Common Shares for the year ended October 31, 2022.

Common Shareholder transaction expenses
Sales load paid by you (as a percentage of offering price)	--%(1)
Offering expenses (as a percentage of offering price)	None(2)
Dividend reinvestment plan fees	$5.00(3)
Annual expenses	Percentage of net assets attributable to Common Shares(4)
Investment advisory fee	1.17%(5)
Interest payments on borrowed funds	1.70%(6)
Other expenses	0.20%
Acquired fund fees and expenses	0.06%
Total annual Trust operating expenses	3.13%
Dividends on preferred shares	0.33%(6)
Total annual Trust operating expenses and dividends on preferred shares	3.46%

(1)	If Common Shares are sold to or through underwriters, the Prospectus Supplement will set forth any applicable sales load.
(2)	The Adviser will pay the expenses of the Offering (other than the applicable commissions); therefore, Offering expenses are not included in the Summary of Trust Expenses. Offering expenses generally include, but are not limited to, the preparation, review and filing with the SEC of the Trust’s registration statement (including this Prospectus and the SAI), the preparation, review and filing of any associated marketing or similar materials, costs associated with the printing, mailing or other distribution of this Prospectus, the SAI and/or marketing materials, associated filing fees, NYSE listing fees, and legal and auditing fees associated with the Offering.
(3)	You will be charged a $5.00 service charge and pay brokerage charges if you direct the plan agent to sell your Common Shares held in a dividend reinvestment account.
(4)	Stated as a percentage of average net assets attributable to Common Shares for the year ended October 31, 2022.
(5)	The advisory fee paid by the Trust to the Adviser is based on the average daily gross assets of the Trust, including all assets attributable to any form of investment leverage that the Trust may utilize. Accordingly, if the Trust were to increase investment leverage in the future, the advisory fee will increase as a percentage of net assets.
(6)	As of October 31, 2022 the outstanding borrowings and APS represented approximately 36.8% leverage. Interest payments on borrowed funds has been restated and is estimated based on the Trust’s borrowings and interest rate on borrowings as of the Trust’s fiscal year end. The Trust is subject to a floating interest rate and, therefore, the actual amount of interest expense borne by the Trust will vary over time in accordance with the level of the Trust’s use of borrowings, variations in market interest rates and/or the Trust’s borrowings outstanding. If the Trust were to incur higher levels of borrowing or pay higher interest rates, interest payments on borrowed funds as a percentage of net assets would be higher.

EXAMPLE

The following example illustrates the expenses that Common Shareholders would pay on a $1,000 investment in Common Shares, assuming (i) total annual expenses of 3.46% of net assets attributable to Common Shares in years 1 through 10; (ii) a 5% annual return; and (iii) all distributions are reinvested at NAV:

1 Year	3 Years	5 Years	10 Years
$35	$106	$180	$374

The above table and example and the assumption in the example of a 5% annual return are required by regulations of the SEC that are applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Trust’s Common Shares. For more complete descriptions of certain of the Trust’s costs and expenses, see “Management of the Trust.” In addition, while the example assumes reinvestment of all dividends and distributions at NAV, participants in the Trust’s dividend reinvestment plan may receive Common Shares purchased or issued at a price or value different from NAV. See “Distributions” and “Dividend Reinvestment Plan.” The example does not include sales load or estimated offering costs, which would cause the expenses shown in the example to increase.

The example should not be considered a representation of past or future expenses, and the Trust’s actual expenses may be greater or less than those shown. Moreover, the Trust’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655 or jlee@eatonvance.com.

Sincerely,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee, Esq.

Vice President